Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	April 3, 2006

Seabridge to Acquire Noche Buena Gold Project
Independent 43-101Technical Report to be Filed

Toronto, Canada… Seabridge Gold announced today that it has reached agreement with Hecla Mining Company to acquire Hecla’s 100% interest in the Noche Buena gold project located in Sonora, Mexico for US$4,350,000 in cash. The transaction is expected to close within 30 days.

During the past 90 days, Seabridge has conducted technical, legal and environmental due diligence on the project including commissioning an independent 43-101 Technical Report on the project by Resource Modeling Inc. (“RMI”) of Tucson, Arizona. RMI reviewed all available project data, including historic resource estimates, and concluded that the information was sufficient to state a mineral resource under National Instrument 43-101. The following table provides RMI’s estimate of gold resources at Noche Buena as of March 31, 2006:

Noche Buena Gold Resources at 0.30 gram per tonne cut-off
Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
21,867	0.81	569	14,031	0.68	308

Seabridge President and CEO Rudi Fronk noted that the Noche Buena project meets all of the Company’s acquisition criteria. “The project has an existing high-quality gold resource located in North America which meets 43-101 standards, it has low holding costs and exploration up-side. Under the terms of the acquisition, Noche Buena is clearly accretive in that it increases gold ownership per Seabridge common share.”

Noche Buena is situated in the Sonora desert of Northwest Mexico and lies within a northwest structural unit that runs into southern California and includes current and past gold producers such as Mesquite, American Girl, Picacho and La Herradura. The Noche Buena project consists of two separate mining concessions comprising approximately 1,000 hectares which expire in 2052. Access to the concessions has been granted to Seabridge by the surface owner. The project is accessed by way of Mexico paved Highway #2 between Caborca and Sonoyta, Mexico and then by a 27 kilometer dirt road directly to the site.

The Noche Buena project was first explored by USMX from 1992 through 1994 including 51 reverse circulation drill holes totaling approximately 4,800 meters. In 1995, USMX granted Kennecott an option on the project. From 1995 through 1997, Kennecott continued exploration activities at Noche Buena including drilling 44 reverse circulation drill holes totaling approximately 5,500 meters. In August 1997, Kennecott terminated its option and the project reverted to USMX. In March 1998, Hecla optioned the project from USMX which then went into receivership in May 1998. In December 1998 Hecla Mining purchased a 100% interest in the Noche Buena project.

172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
Telephone: (416) 367-9292 Facsimile: (416) 367-2711

From 1998 through 1999, Hecla completed 102 core drill holes totaling approximately 12,500 meters and 319 reverse circulation holes totaling approximately 34,500 meters. From 2000 through 2003, Hecla did not conduct any significant work on the project due to the low gold price environment. In 2004, Hecla drilled an additional 86 core holes totaling approximately 9,200 meters and took approximately a 400 tonne bulk sample from an exploration shaft for metallurgical test work. The metallurgical test work on the bulk sample was conducted by the independent firm of Kappes, Cassidy & Associates of Reno, Nevada, and yielded results consistent with other operating heap leach mines. In their report, Kappes, Cassidy projected a 61% recovery rate for a run-of-mine, heap-leach scenario and a 72% recovery rate for a two-stage crushing scenario.

RMI has reviewed the electronic assay data and has determined that that it is suitable for the estimation of gold resources. RMI has opined that there are adequate QA/QC data to support all of Hecla’s assay data and that RMI’s comparisons between Hecla’s and USMX’s data have demonstrated that the USMX data are also suitable for the estimation of resources. Mineralization at Noche Buena tends to occur in thin, often discontinuous zones within sheeted quartz veins. The RMI resource model is based on an inverse distance cubed estimation method that utilized gold-grade envelopes that were designed by Seabridge geologists to constrain the estimate gold resources. Based on metallurgical test results and RMI’s experience with similar heap leach projects, RMI established a 0.30 gram per tonne cut-off grade appropriate for resource calculations. RMI classified indicated versus inferred resources at Noche Buena based on distance to data.

Gold resource estimates included herein for Noche Buena were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and is a Qualified Person as defined by National Instrument 43-101. The independent Technical Report detailing the Noche Buena resource estimate will be filed on SEDAR.

Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company’s mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2005 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

orward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
                                "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

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the adequacy or accuracy of this release.